Exhibit 3.22

FIRST AMENDED AND RESTATED

LIMITED LIABILITY

COMPANY AGREEMENT

OF

SEMDEVELOPMENT, L.L.C.

A DELAWARE LIMITED LIABILITY COMPANY

THIS FIRST AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this “A&R LLC Agreement”) is made and entered into effective as of December 29, 2017, by and between SemGroup Corporation, a Delaware corporation (the “Member”), and SemDevelopment, L.L.C., a Delaware limited liability company (the “Company”).

RECITALS

A. The Company is currently governed by the Limited Liability Company Agreement of the Company, dated as of May 31, 2007, as amended by the First Amendment to Limited Liability Company Agreement of the Company, dated as of May 1, 2012 (the “Existing LLC Agreement”).

B. The Company and the Member desire to enter into this A&R LLC Agreement, which shall amend and restate in its entirety the Existing LLC Agreement.

ARTICLE I

Definitions

Section 1.1 Definitions. The following terms used in this A&R LLC Agreement shall have the following meanings: .

“Act” shall mean the Delaware Limited Liability Company Act, 6 Del. C. §18-101, et seq., as amended from time to time.

“Certificate of Formation” shall mean the Certificate of Formation of the Company as amended from time to time as filed under the Act, by the Company with the State of Delaware.

“Company” shall refer to SemDevelopment, L.L.C.

“Member” shall mean the party who executed a counterpart of this A&R LLC Agreement as a Member.

ARTICLE II

Formation of Company

Section 2.1 Formation. The Company was organized as a Delaware, limited liability company by executing and filing the Certificate of Formation with Delaware in accordance with and pursuant to the Act. The rights and obligations of the Members, and the affairs of the Company, shall be governed first by the mandatory provisions of the Act, second by the Company’s Certificate of Formation and third by this A&R LLC Agreement. In the event of any conflict among the foregoing, the conflict shall be resolved in the order of priority set forth in the preceding sentence.

Section 2.2 Name. The name of the Company is “SemDevelopment, L.L.C.”

Section 2.3 Principal Place of Business. The principal place of business of the Company is 6120 South Yale, Suite 1500, Tulsa, Oklahoma 74136. The Company may locate its places of business and registered office at any other place or places as the Member may deem advisable

Section 2.4 Registered Office and Registered Agent. The registered office and registered agent of the Company in the State of Delaware shall be as stated in the Certificate of Formation.

Section 2.5 Term. The term of the Company shall be perpetual, unless the Company is earlier dissolved in accordance with either the provisions of this A&R LLC Agreement or the Act.

Section 2.6 Single Member LLC; Tax Status. The Member owns 100% of the membership interests in the Company. One or more additional members may be admitted to the Company with the consent of the Member. Prior to the admission of any such additional members to the Company, the Member shall amend this Agreement to make such changes as the Member shall determine to reflect the fact that the Company shall have such additional members. Each additional member shall execute and deliver a supplement or counterpart to this Agreement, as necessary. As long as the Company has only one member, it is the intention of the Company and the Member that the Company be treated as a disregarded entity for federal and all relevant state tax purposes and neither the Company nor the Member shall take any action or make any election which is inconsistent with such tax treatment. All provisions of this Agreement are to be construed so as to preserve the Company’s tax status as a disregarded entity.

ARTICLE III

Business of the Company

Section 3.1 Purpose. The business of the Company shall be to conduct any lawful business whatsoever that may be conducted by limited liability companies pursuant to the Act.

ARTICLE IV

Management of the Company

Section 4.1 Management of the Company. The Member has the exclusive right to manage the Company’s business. Any action taken by the Member shall constitute the act of and serve to bind the Company. Persons dealing with the Company are entitled to rely conclusively on the power and authority of the Member as set forth in this Agreement. The Member shall have all rights and powers of a manager under the Act, and shall have such authority, rights and powers in the management of the Company to do any and all other acts and things necessary, proper, convenient or advisable to effectuate the purposes of this A&R LLC Agreement.

Section 4.2 Management Committee. The Member shall have the right to establish and appoint a management committee (the “Management Committee”). The Management Committee may exercise any and all powers granted to the Member hereunder. A member of the Management Committee shall serve in such position until a successor shall be appointed and qualified; provided, however, that any member of the Management Committee may be removed at any time with or without cause by the Member.

Section 4.3 Officers. The Member shall have the right to appoint officers of the Company with such titles as may be designated by the Member. The officers shall be appointed by the Member and shall exercise such powers and perform such duties as are prescribed by the Member. Each officer shall have the right to delegate to one or more Persons the power and authority to bind the Company, as such officer may deem advisable, by an instrument in writing executed by such officer. Any number of offices may be held by the same person, as the Member may determine, except that no person may simultaneously hold the offices of President and Secretary. The officers shall hold office for the term for which they were appointed and until their successors are elected and qualified; provided, however, that any officer may be removed at any time with or without cause by the Member.

Section 4.4 Execution of Documents. Any document or instrument of any and every nature, including without limitation, any agreement, contract, deed, promissory note, mortgage or deed of trust, security agreement, financing statement, pledge, assignment, bill of sale and certificate, which is intended to bind the Company or convey or encumber title to its real or personal property shall be valid and binding for all purposes only if executed by the Member, an officer of the Company or a Person to whom the power and authority to bind the Company is delegated.

ARTICLE V

Rights and Obligations of Members

Section 5.1 Limitation of Liability. Except as otherwise required in the Act, the debts, obligations, and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Member shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being the Member or participating in the management of the Company.

Section 5.2 Right to Indemnification. Subject to the limitations and conditions provided in this Article V and in the Act, each Person (“Indemnified Person”) who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (“Proceeding”), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, by reason of the fact that he was or is a Member, an officer of the Company, a member of the Management Committee or he was or is the legal representative of or a manager, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of a Member, of an officer of the Company or of a member of the Management Committee, shall be indemnified by the Company against judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements and reasonable costs and expenses (including, without limitation, attorneys’ fees) actually incurred by such Indemnified Person in connection with such Proceeding if such Indemnified Person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interest of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Indemnified Person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal action or proceeding, that the Indemnified Person had reasonable cause to believe that his conduct was unlawful.

Section 5.3 Survival. Indemnification under this Article V shall continue as to a Person who has ceased to serve in the capacity which initially entitled such Person to indemnity hereunder. The rights granted pursuant to this Article V shall be deemed contract rights, and no amendment, modification or repeal of this Article V shall have the effect of limiting or denying any such rights with respect to actions taken or Proceedings arising prior to any such amendment, modification or repeal.

Section 5.4 Advance Payment. The right to indemnification conferred by this Article V shall include the right to be paid or reimbursed by the Company for the reasonable expenses incurred in advance of the final disposition of the Proceeding and without any determination as to the Indemnified Person’s ultimate entitlement to indemnification; provided, however, that the payment of such expenses incurred in advance of the final disposition of a Proceeding shall be made only upon delivery to the Company of a written affirmation by such Indemnified Person of his good faith belief that he has met the standard of conduct necessary for indemnification under this Article V and a written undertaking, by or on behalf of such Indemnified Person, to repay all amounts so advanced if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified under this Article V or otherwise.

Section 5.5 Non-exclusivity of Rights. The right to indemnification and the advancement and payment of expenses conferred by this Article V shall not be exclusive of any other right which a Person may have or hereafter acquire under any law (common or statutory), agreements, vote of members or otherwise.

Section 5.6 Savings Clause. If Section 5.2 or any portion thereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Indemnified Person as to costs, charges and expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative to the full extent permitted by any applicable portion of this Article V that shall not have been invalidated and to the fullest extent permitted by applicable law.

ARTICLE VI

Contributions to the Company

Section 6.1 Member’s Initial Capital Contributions. The Member has contributed in immediately available U.S. funds, or in fair market value of property or services rendered, or a promissory note or other binding obligations to contribute cash or property or to perform services, that amount set forth opposite the Member’s name on Exhibit A hereto, for the number of Units set forth opposite the Member’s name thereon.

Section 6.2 Subsequent Contributions. The Member shall not be obligated to make any capital contributions to the Company other than those set forth in Section 6.1.

ARTICLE VII

Allocations and Distributions

Section 7.1 Allocations of Profits and Losses. All items of income, gain, loss, deduction and credit of the Company (including, without limitation, items not subject to federal or state income tax) shall be treated for federal and all relevant state income tax purposes as items of income, gain, loss, deduction and credit of the Member.

Section 7.2 Distributions. Distributions shall be made to the Member at the times and in the amounts determined by the Member.

Section 7.3 Limitation upon Distributions.

(a) No distribution or return of capital contributions may be made and paid if, after the distribution or return of a capital contribution, either (i) the Company would be insolvent; or (ii) the net assets of the Company would be less than zero.

(b) The Member may base a determination that a distribution or return of a capital contribution may be made under Section 7.3(a) in good faith reliance upon a balance sheet and profit and loss statement of the Company represented to be correct by the person having charge of its books of account or certified by an independent public or certified public accountant or firm of accountants to fairly reflect the financial condition of the Company.

ARTICLE VIII

Dissolution and Liquidation

Section 8.1 Dissolution; Liquidation.

(a) The Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following: (i) the written consent of the Member or (ii) any other event or circumstance giving rise to the dissolution of the Company under Section 18-801 of the Act, unless the Company’s existence is continued pursuant to the Act.

(b) Upon dissolution of the Company, the Company shall immediately commence to wind up its affairs and the Member shall promptly liquidate the business of the Company. During the period of the winding up of the affairs of the Company, the rights and obligations of the Member under this Agreement shall continue.

(c) In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied as follows: (i) first, to creditors, to the extent otherwise permitted by law, in satisfaction of liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof); and (ii) thereafter, to the Member.

(d) Upon the completion of the winding up of the Company, the Member shall file a Certificate of Cancellation in accordance with the Act.

ARTICLE IX

Miscellaneous Provisions

Section 9.1 Applicable Law. This A&R LLC Agreement, and its interpretation, shall be governed exclusively by its terms and by the laws of the State of Delaware (other than its conflicts of laws rules).

Section 9.2 Amendments. This A&R LLC Agreement may not be amended except in writing signed by the Member.

Section 9.3 Severabilitv. If any provision of this A&R LLC Agreement or the application thereof to any Person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this A&R LLC Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

Section 9.4 Heirs, Successors and Assigns. Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

Section 9.5 Creditors. None of the provisions of this A&R LLC Agreement shall be for the benefit of or enforceable by any creditors of the Company or of the Member.

(SIGNATURES ON FOLLOWING PAGE)

IN WITNESS WHEREOF, the Company and the Member have executed this A&R LLC Agreement on the date first written above.

MEMBER:

SEMGROUP CORPORATION

By:	/s/ Susan Lindberg
Susan Lindberg
Vice President and General Counsel

COMPANY:

SEMDEVELOPMENT, L.L.C.

By: SemGroup Corporation, its sole member

By:	/s/ Susan Lindberg
Susan Lindberg
Vice President and General Counsel

EXHIBIT A

Name and Address	Amount of Contribution	Number of Units	% of Units Issued
SemGroup Corporation 6120 South Yale, Suite 1500 Tulsa, Oklahoma 74136	$1,000.00	100	100%
Total Issued		100	100%
Total Outstanding		100